SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 2)*


                               Activeworlds Corp.
                               ------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share

                    ----------------------------------------
                         (Title of Class of Securities)

                                    0504X207

                                    --------
                                 (CUSIP Number)

              Michael Gardner, c/o Baytree Capital Associates, LLC.
          40 Wall Street, 58th Floor, New York, NY 1005 (212) 509-1700
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 10, 2002
                                  -------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  0504X207

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons (entities only)
                  Michael Gardner, S.S. ####-##-####

         2)       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a)      N/A
                  (b)      N/A

         3)       SEC Use Only

         4)       Source of Funds (See Instructions)
                  Mr. Gardner used personal funds to the extent described in
                  Item 3.

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                  Not applicable.

         6)       Citizenship or Place of Organization
                  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

         7)       Sole Voting Power.
                  Mr. Gardner has the sole power to vote 4,958,605 shares of common stock.

         8)       Shared Voting Power.
                  Not applicable.

         9)       Sole Dispositive Power.
                  Mr. Gardner has the sole power to sell 863,160 shares of common stock beneficially owned by him.

         10)      Shared Dispositive Power.
                  Not applicable.

         11) Aggregate Amount Beneficially Owned by Each Reporting Person - Mr. Gardner beneficially 4,958,605 shares of common stock.

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         13)      Percent of Class Represented by Amount in Row (11) - 56.3%

         14)      Type of Reporting Person (See Instructions) - IN

Item 1.  Security and Issuer.
         --------------------

         This Schedule 13D/A No. 2 relates to the common stock, $0.001 par value per share of Activeworlds Corp., a Delaware corporation (the "Company"), with its principal executive offices at 85 Mountainside Trail, Cortland Manor, New York 10567.

Item 2.  Identity and Background.
         ------------------------

         (a)      Michael Gardner.

         (b) Mr. Gardner's business address is 40 Wall Street, 58th Floor, New York, NY 10005, c/o Baytree Capital Associates, LLC ("Baytree").

         (c)      Mr. Gardner is the Managing Member of Baytree.

         (d)      none.

         (e)      none.

         (f)      United States.


Item 3.  Source and Amount of Funds.
         ---------------------------

         Except as provided below, all prior purchases of common stock of the Company made by Mr. Gardner were made using personal funds. No other funds or other consideration were used in making such purchases. Baytree, of which Mr. Gardner is the Managing Member, owns 133,333 shares of common stock of the Company which were issued for services rendered. Baytree also owns warrants to purchase 300,000 shares of the Company's common stock exercisable at an exercise price of $1.1875 per share, which were issued pursuant to a management consulting agreement, dated August 22, 2000.

         On July 10, 2002, Mr. Gardner entered into a Securities Purchase Agreement with Mr. J.P. McCormick, who at that time was the Company's Chief Financial Officer, Secretary, Treasurer and Chairman of the Board of Directors, by which Mr. McCormick agreed to sell 500,000 shares of the Company's common stock to Mr. Gardner and grant Mr. Gardner an irrevocable proxy to vote 1,889,497 shares owned by Mr. McCormick in exchange for $50,000. The consummation of this transaction is subject to certain conditions contained in an Agreement and Plan of Exchange (the "Agreement") by and between the Company, its wholly-owned subsidiary, Mr. McCormick and Mr. Richard Noll, who as of July 10, 2002 was the Company's President, Chief Executive Officer and a member of its Board of Directors.

         On July 10, 2002, Mr. Gardner also entered into a Securities Purchase Agreement with Mr. Noll, by which Mr. Noll agreed to sell 500,000 shares of the Company's common stock to Mr. Gardner and grant Mr. Gardner an irrevocable proxy to vote 1,905,948 shares owned by Mr. Noll in exchange for $50,000. The consummation of this transaction is subject to certain conditions contained in the Agreement.

         Mr. Gardner intends to use the proxies and other shares of common stock he owns directly to approve the sale of the Company's subsidiary to Messrs. McCormick and Noll since this transaction requires stockholder approval. Upon the closing of the transactions referred to in the Agreement and completion of the purchases from Messrs. McCormick and Noll, the irrevocable proxies shall expire.

Item 4.  Purpose of Transaction.
         -----------------------

         All the Company's securities directly owned by Mr. Gardner have been acquired by Mr. Gardner for investment purposes only. Mr. Gardner acquired the proxies for the purpose of changing the direction of the Company's business and creating stockholder value. He intends to present one or more businesses for the Company's Board of Directors to evaluate as acquisition candidates. It is inevitable that if the Board of Directors approves an acquisition, control of the Company shall shift to the stockholders of the business we acquire.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a) Michael Gardner.
             ----------------

         As of July 10, 2002, Mr. Gardner beneficially owned 4,958,605 shares of the Company's common stock which represents approximately 56.3% of the issued and outstanding shares of common stock of the Company.

         (b) Mr. Gardner has sole voting power over 4,958,605 shares of common stock and sole power to dispose 863,160 shares of common stock of the Company.

         (c) In the last 60 days Mr. Gardner has not been involved in any transactions involving the securities of the Company other than that which is described in Item 3 above and Item 6 below.

         (d) None.

         (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         --------------------------------------------------------
         with Respect to Securities of the Issuer.
         -----------------------------------------

         On August 22, 2000, Baytree entered into a management consulting agreement with the Company whereby Baytree agreed to render consulting advice to the Company with respect to financial, corporate and general business development matters (the "Consulting Agreement"). Baytree has been issued warrants to purchase 300,000 of the Company common stock at an exercise price of $1.1875 per share. The term of the Consulting Agreement is for 24 months, beginning August 22, 2000.

         On July 10, 2002, Mr. Gardner entered into two Securities Purchase Agreements with Mr. McCormick and Mr. Noll and was granted proxies to vote shares of the Company's common stock owned by Mr. McCormick and Mr. Noll as described in Item 3.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1. Securities Purchase Agreement between Michael Gardner and J.P. McCormick dated July 10, 2002.(1)

         Exhibit 2. Proxy Agreement between Michael Gardner and J.P. McCormick dated July 10, 2002.(1)

         Exhibit 3. Securities Purchase Agreement between Michael Gardner and Richard Noll dated July 10, 2002.(1)

         Exhibit 4. Proxy Agreement between Michael Gardner and Richard Noll dated July 10, 2002.(1)

         Exhibit 5. Letter Agreement between Baytree Capital Associates, LLC and Activeworlds.com, Inc. dated August 22, 2000.(2)


Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2002


---------------------
(1) Contained in Schedule 13D/A filed on July 12, 2002.

(2) Contained in Schedule 13D filed on February 13, 2001.


                                                  /s/ Michael Gardner
                                                  -------------------
                                                  Michael Gardner